NSAR
			EXHIBIT 77D
811-05088
THE AB PORTFOLIOS
-AB Conservative Wealth Strategy
(the "Fund")



The following changes in principal strategy, in substantially the following form, took effect on or about July 10, 2017 (the "Effective Date"). In addition, in light of the then planned liquidation of AB Multi-Manager Alternative Strategies Fund, an affiliated mutual fund in which the Fund invested (the "Underlying Portfolio"), the Adviser redeemed the Fund's holdings in the Underlying Portfolio and invested the proceeds in certain other "diversification investments" in a manner consistent with the Fund's new principal strategies.

Changes in Principal Strategies

The Adviser allocates the Fund's investments among a number of asset classes, including fixed-income securities, equity securities, and alternative asset classes and alternative investment strategies. The Fund seeks to have generally greater exposure to fixed-income securities than equity securities or alternative asset classes and alternative investment strategies. The Fund pursues a global strategy, typically investing in securities of issuers located in the United States and in other countries throughout the world, including emerging market countries. Investments will be made either directly or indirectly through underlying registered investment companies advised by the Adviser (each an "Underlying Portfolio"), although a majority of the Fund's assets are expected to be invested directly.
The Fund's investments in fixed-income securities may include corporate and sovereign debt securities as well as interest rate derivatives and credit derivatives such as credit default swaps. In selecting fixed-income securities for the Fund, the Adviser attempts to take advantage of inefficiencies that it believes exist in the global fixed-income markets. These inefficiencies arise from investor behavior, market complexity, and the investment limitations to which investors are subject. The Adviser intends to gain exposure to high-yield debt securities through investment in the AB High Income Fund, an Underlying Portfolio, and may, in the future, gain such exposure through direct investments in high-yield debt securities.
The Fund's investments in equity securities will consist primarily of securities of large-capitalization companies and derivatives related to such securities. In selecting equity securities for the Fund, the Adviser intends to use fundamental and quantitative analysis with the goal of generating returns primarily from security selection rather than price movements in equity securities generally.
The Fund may invest in alternative investments the returns on which are expected to have low correlation with returns on equity and fixed-income securities, such as commodities and related derivatives, real estate-related securities, and inflation-indexed securities. In order to gain exposure to certain alternative investment strategies using various asset classes, the Adviser intends to invest a portion of the Fund's assets in the AB All
Market Real Return Portfolio and the AB All Market
Alternative Return Portfolio, each an Underlying Portfolio.

The Adviser seeks to adjust the Fund's asset class exposure utilizing both fundamental analysis and the Adviser's Dynamic
Asset Allocation ("DAA") approach. DAA comprises a series of analytical and forecasting tools employed by the Adviser to gauge fluctuations in the risk/return profile of various asset classes. DAA seeks to adjust the Fund's investment exposure in changing market conditions and thereby reduce overall portfolio volatility by mitigating the effects of market fluctuations, while preserving consistent long-term return potential. For example, the Adviser may seek to reduce the Fund's risk exposure to one or more assets classes when DAA suggests that market risks relevant to those asset classes are rising but return opportunities are declining. In addition to merely increasing or decreasing asset class exposure by buying or selling securities of that asset class, the Adviser may pursue
DAA implementation for the Fund by utilizing derivatives.
The Adviser intends to utilize a variety of derivatives in its management of the Fund. As noted above, the Adviser may use derivatives to gain exposure to various asset classes, and may cause the Fund to enter into derivatives in making the adjustments called for by DAA. As a result of the use of derivatives, the Fund will frequently be leveraged, with net investment exposure in excess of net assets.
Currency exchange rate fluctuations can have a dramatic impact on returns. The Fund's foreign currency exposures will come from investment in securities priced or denominated in foreign currencies and from direct holdings in foreign currencies and currency-related derivatives. The Adviser may seek to hedge all or a portion of the currency exposure resulting from Fund investments or decide not to hedge this exposure. The Adviser may seek investment opportunities by taking long or short positions in currencies through the use of currency-related derivatives.